EXHIBIT(a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(including the Associated Series A Junior
Participating Preferred Stock Purchase Rights)

of

HYPERION SOLUTIONS CORPORATION

at

$52.00 Net Per Share

by

HOTROD ACQUISITION CORPORATION
a wholly-owned subsidiary of

ORACLE CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 6, 2007, UNLESS EXTENDED AS DESCRIBED IN THIS OFFER.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED FEBRUARY 28, 2007 AMONG ORACLE CORPORATION (“ORACLE”), HOTROD ACQUISITION CORPORATION (THE “PURCHASER”) AND HYPERION SOLUTIONS CORPORATION (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS RESOLUTION HAS, AMONG OTHER THINGS, (I) DECLARED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE AND THE ASSOCIATED PREFERRED STOCK RIGHTS (TOGETHER, THE “SHARES”) OF THE COMPANY, WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY ORACLE AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING, AND (2) ANY WAITING PERIODS OR APPROVALS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED, BEEN TERMINATED OR BEEN OBTAINED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND “THE OFFER — SECTION 15”.

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the Offer should either:

(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile thereof) together with the certificates representing tendered Shares and all other required documents to Citibank, N.A., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Delivery”; or

(ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

Stockholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Unless the context requires otherwise, all references to Shares herein shall include the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”). The Rights are presently evidenced by certificates for the Shares, and a tender by a shareholder of such shareholder’s shares of Common Stock will also constitute a tender of the associated Rights.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

March 9, 2007

i

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of common stock, par value $0.001 per share, of Hyperion Solutions Corporation and the associated Series A Junior Participating Preferred Stock purchase rights.

Price Offered Per Share:	$52.00 in cash, without interest, less any required withholding taxes.

Scheduled Expiration of Offer:	5:00 p.m., New York City time on Friday, April 6, 2007, unless extended as anticipated and described herein. See “The Offer — Section 1 — Terms of the Offer” and “The Offer — Section 16 — Regulatory Approvals”.

Purchaser:	Hotrod Acquisition Corporation, a wholly-owned subsidiary of Oracle Corporation.

The following are some of the questions that you, as a Hyperion Solutions Corporation stockholder, may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Hotrod Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the shares of Hyperion. We are a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation.

Unless the context indicates otherwise, we will use the terms “us,” “we”, “our” and the “Purchaser” in this Offer to Purchase to refer to Hotrod Acquisition Corporation and “Oracle” to refer to Oracle Corporation. We will use the term “Hyperion” or the “Company” to refer to Hyperion Solutions Corporation. See “Introduction” and “The Offer — Section 9”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Hyperion and the associated Series A Junior Participating Preferred Stock purchase rights. Unless the context requires otherwise, we refer to each share of Hyperion common stock and the associated Series A Junior Participating Preferred Stock purchase rights as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $52.00 per share in cash, without interest, less any required withholding taxes. See “Introduction” and “The Offer — Section 1”.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $3.3 billion to purchase all of the outstanding shares pursuant to the offer and to pay all related fees and expenses. As of November 30, 2006, Oracle and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $7.8 billion. Oracle will contribute or otherwise cause funds to be advanced to enable us to consummate the offer.

We will have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares tendered in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer — Section 10”.

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	the offer is being made for all of the outstanding shares solely for cash;

•	the offer is not subject to any financing condition;

•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the subsequent merger; and

•	pursuant to the merger agreement, Oracle, our parent, has represented that it will make available to us the funds necessary to consummate the offer and the merger.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•	there being validly tendered and not withdrawn before the expiration of the offer a number of shares of Hyperion, which, together with the shares then owned by Oracle and its subsidiaries (including Hotrod Acquisition Corporation), represents at least a majority of the total number of shares then outstanding; and

•	any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained.

•	The offer is also subject to other conditions. See “The Offer — Section 15”.

Is there an agreement governing the offer?

Yes. Hyperion, Oracle and Hotrod Acquisition Corporation have entered into a merger agreement dated February 28, 2007. The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of Hotrod Acquisition Corporation into Hyperion. See Section 13 — “The Merger Agreement.”

What does the Board of Directors of Hyperion think of the offer?

The Board of Directors of Hyperion has, among other things, unanimously:

•	declared that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the stockholders of the Company;

•	approved and declared advisable the merger agreement and the transactions contemplated thereby; and

•	recommended that the Company stockholders tender their shares pursuant to the offer and, if required by applicable law, adopt the merger agreement.

See “Introduction”.

Have any stockholders previously agreed to tender their shares in the offer?

Yes. All of the directors and executive officers of Hyperion: Jeffrey Rodek, Henry R. Autry, Nanci E. Caldwell, Terry H. Carlitz, Yorgen H. Edholm, Gary G. Greenfield, John S. Riccitiello, Godfrey R. Sullivan, Maynard G. Webb, Mark Cochran, Robert Gersten, Heidi Melin, Jon Temple and Robin Washington have agreed to tender their shares in the offer, subject to limited exceptions. Collectively, these stockholders own less than 1% of the outstanding shares. See “The Offer — Section 13 — Tender and Support Agreement”.

How long do I have to decide whether to tender in the offer?

You will have at least until 5:00 p.m., New York City time, on Friday, April 6, 2007 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer — Section 3”.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the offer beyond Friday, April 6, 2007 in the following circumstances:

•	if any of the conditions to the offer have not been satisfied or waived, we will extend (and re-extend) the offer, from time to time, until the earliest to occur of (x) the satisfaction or waiver of these conditions, (y) September 1, 2007, and (z) the reasonable determination by Oracle that these conditions cannot be satisfied on or prior to that date; and

•	if extension for any period is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission.

Currently, we do not expect all waiting periods or approvals under applicable antitrust laws will have expired, been terminated or been obtained prior to 5:00 p.m., New York time, on Friday, April 6, 2007. As a result, currently we expect to extend the offer until all such waiting periods or approvals have expired, been terminated or been obtained. See “The Offer — Section 16 — Regulatory Approvals”.

In addition, we may elect to provide one or more “subsequent offering periods” for the offer, if, as of such date, all of the conditions to our obligations to accept shares for payment are satisfied or waived, but the shares validly tendered and not withdrawn pursuant to the offer constitute less than 90% of the then outstanding shares. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1”.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Citibank, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1”.

How do I tender my shares?

To tender your shares, you must deliver the certificate or certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Citibank, N.A. not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer — Section 3”.

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during any subsequent offering period, if included. See “The Offer — Section 4”.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Citibank, N.A. while you have the right to withdraw the shares. See “The Offer — Section 4”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer that are dependent upon the expiration or termination of applicable waiting periods or the receipt of governmental approvals as described in “The Offer — Section 16”. See “The Offer — Section 2”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Citibank, N.A., which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Citibank, N.A. of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3 — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer — Section 2”.

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding shares, we expect to be merged with and into Hyperion in accordance with the terms of the merger agreement. If that merger takes place, all remaining stockholders (other than us, Oracle and its subsidiaries, holders of restricted shares and stockholders properly exercising their dissenters’ rights) will receive the price per share paid in the offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company”.

If a majority of the shares are tendered and accepted for payment, will Hyperion continue as a public company?

No. Following the purchase of shares in the offer, we expect to consummate the merger and, following the merger, Hyperion no longer will be publicly owned. However, if for some reason the merger does not take place, the number of stockholders of Hyperion and the number of shares of Hyperion which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on Nasdaq or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, Hyperion may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the “Introduction” and “The Offer — Section 7”.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if we do not acquire at least 90% of the outstanding shares in the offer, we have the option, subject to limitations, to purchase from Hyperion up to a number of additional shares sufficient to cause us to own at least 90% of the shares then outstanding at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option”. The top-up option cannot be exercised if such exercise would require stockholder approval under applicable law or regulations or if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares of Hyperion’s common stock. If we exercise the top-up option, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Hyperion.

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, without interest. Therefore, if such merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than Purchaser, which may affect prices at which shares trade. Also, as described above, Hyperion may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7”.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if we proceed with the merger, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect its right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See Section 12 — “Appraisal Rights.”

If you successfully complete your offer, what will happen to Hyperion’s board of directors?

If we accept shares for payment pursuant to the offer, under the merger agreement Oracle will become entitled to designate at least a majority of the members of Hyperion’s board of directors. In such case, Hyperion has agreed to use its reasonable best efforts to cause Oracle’s designees to be elected or appointed to its board of directors in such number as is proportionate to Oracle’s share ownership. Therefore, if we accept shares for payment pursuant to our offer, Oracle will obtain control of the management of Hyperion shortly thereafter.

What is the market value of my shares as of a recent date?

On February 28, 2007, the last full trading day before the announcement of our intention to commence the offer, the last reported sale price of Hyperion common stock reported on Nasdaq was $42.84 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender in the offer.

What are the material U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer — Section 5”.

Who can I talk to if I have questions about the offer?

You can call Georgeson Inc., the information agent for the offer, at (212) 440-9800 (collect) or (866) 425-7129 (toll-free). See the back cover of this Offer to Purchase.

To the stockholders of Hyperion Solutions Corporation:

INTRODUCTION

We, Hotrod Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Oracle Corporation (“Oracle”) are offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), together with the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement (the “Rights Agreement”) dated June 15, 1998 between the Company and Equiserve Trust Company, N.A. (f.k.a. Bank Boston, N.A.), as Rights Agent thereunder (the “Rights” and, together with the shares of Common Stock, the “Shares”), of Hyperion Solutions Corporation, a Delaware corporation (the “Company”), at a purchase price of $52.00 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Stockholders of record who have Shares registered in their own names and tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer — Section 3 — Backup Withholding”. We will pay the charges and expenses of the Depositary and Georgeson Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 17”.

We are making the Offer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated February 28, 2007 among Oracle, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, we will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Oracle. In the Merger, each outstanding Share (other than restricted Shares, the Dissenting Shares (as defined below) and any Shares held by the Company, Oracle and any of their subsidiaries (including us)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 13 entitled “Transaction Documents”.

The Board of Directors of the Company (the “Company Board”) has unanimously, among other things, (i) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be fair to and in the best interests of the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s stockholders tender their Shares in the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the Company’s financial advisor, has delivered to the Company Board its written opinion dated February 28, 2007 to the effect that, as of that date, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to stockholders of the Company with this Offer to Purchase. We recommend that you read the full text of the opinion carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Oracle and its subsidiaries (including the Purchaser), represents at least a majority of the aggregate number of Shares outstanding at the expiration of the offer (the “Minimum Condition”) and (ii) any waiting periods or approvals under applicable antitrust laws, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, having expired, been terminated or been obtained. The Offer is also subject to other conditions. There is no financing condition to the Offer. See “The Offer — Section 15”.

If by 5:00 p.m., New York City time, on Friday, April 6, 2007, (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)) any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, the Purchaser will extend the Expiration Date for an additional period or periods, from time to time until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond the September 1, 2007, or if Oracle reasonably determines that any unsatisfied condition is incapable of being satisfied prior to such date. The Purchaser will also extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.

Currently, we do not expect all waiting periods or approvals under applicable antitrust laws will have expired, been terminated or been obtained on or prior to 5:00 p.m., New York time, on Friday, April 6, 2007. As a result, currently we expect to extend the Offer until all such waiting periods or approvals have expired, been terminated or been obtained. See “The Offer — Section 16 — Regulatory Approvals.”

The Company has represented in the Merger Agreement that, as of February 27, 2007, there were (i) 59,178,935 shares of Common Stock issued and outstanding (of which an aggregate of 325,462 shares were restricted shares), (ii) outstanding options to purchase an aggregate of 6,976,971 shares of Common Stock and (iii) an aggregate of 578,211 shares of Common Stock were reserved for settlement of restricted share units. None of Oracle or the Purchaser currently beneficially owns any Shares except insofar as the Tender and Support Agreements described in the “Tender and Support Agreement” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Each of Oracle and the Purchaser disclaims any such beneficial ownership. Based on the foregoing, and assuming that no shares of Common Stock were issued by the Company after February 27, 2007 (including pursuant to stock option exercises), the Minimum Condition will be satisfied if the Purchaser would acquire at least 29,589,468 Shares in the Offer. All of the Company’s directors and executive officers, who collectively beneficially owned as of February 28, 2007, 559,774 Shares (excluding restricted shares and shares issuable upon exercise of outstanding options), representing approximately 0.95% of the Company’s issued and outstanding Shares as of February 28, 2007, already have agreed to tender such Shares less any Shares subject to a plan pursuant to Rule 10b5-1 under the Exchange Act into the Offer pursuant to the Tender and Support Agreement. See Section 1 entitled “Terms of the Offer” and Section 13 entitled “Transaction Documents” of this Offer to Purchase.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3 — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith. As used herein, the term “Notice of Guaranteed Delivery” refers to such document.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Oracle will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Oracle currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate Lawrence J. Ellison, Jeffrey O. Henley, Safra A. Catz, Charles E. Phillips, Jr, Daniel Cooperman and Eric R. Ball, each of whom is an officer of Oracle and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. We expect that such board representation would permit Oracle to exert substantial influence over the Company’s conduct of its business and operations. The Purchaser and Oracle currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director or directors of the Purchaser will be the director or directors of the Company.

Consummation of the Merger is subject to a number of conditions, including adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required under applicable law or regulation, and the Purchaser’s purchase of Shares pursuant to the Offer. Under Section 253(a) of the Delaware General Corporation Law (the “Delaware Law”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Oracle and the Purchaser would be able to effect the Merger without a vote of the Company’s stockholders. If we do not acquire at least 90% of the outstanding Shares, Oracle and the Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company’s stockholders at a meeting of the Company’s stockholders. Approval of the Merger Agreement and the Merger at such a meeting would require the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company’s stockholders.

The Company has granted the Purchaser an irrevocable option (the “90% Top-Up Option”) to purchase up to that number of Shares (the “90% Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Oracle and any of its subsidiaries (including Purchaser) immediately following consummation of the Offer, would constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the 90% Top-Up Option Shares) at a purchase price per 90% Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, the 90% Top-Up Option would not be exercisable if the aggregate number of Shares issuable upon exercise of the 90% Top-Up Option, plus the aggregate number of then-outstanding Shares and shares reserved for issuance under the Company’s Stock Plans, would exceed the number of authorized Shares or if the issuance of Shares pursuant to the 90% Top-Up Option would require approval of the Company’s stockholders under applicable law or regulation.

The Company has never paid a quarterly cash dividend on the Common Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn.

Oracle, the Purchaser and the Company have agreed in the Merger Agreement that the Purchaser will extend the Offer (a) if at the Expiration Date any of the conditions to the Purchaser’s obligation to accept Shares for payment (including the expiration of all waiting periods and receipt of all approvals under applicable antitrust laws) are not satisfied or waived, from time to time until the earliest to occur of (x) the satisfaction or waiver of these conditions, (y) September 1, 2007 (the “End Date”), provided that the inability to satisfy such condition does not result from any breach of any provision of the Merger Agreement by Oracle or the Purchaser and (z) the reasonable determination by Oracle that these conditions cannot be satisfied on or prior to the End Date, and (b) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of each tendering stockholder to withdraw his or her Shares.

Currently, we do not expect all waiting periods or approvals under applicable antitrust laws will have expired, been terminated or been obtained on or prior to 5:00 p.m., New York time, on Friday, April 6, 2007. As a result, currently we expect to extend the Offer until all such waiting periods or approvals have expired, been terminated or been obtained. See “The Offer — Section 16 — Regulatory Approvals”.

The purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that in the Merger Agreement, the Purchaser has agreed that it will not, without the consent of the Company, (a) decrease the number of shares subject to the Offer, (b) decrease or change the form of the consideration to be paid for Shares pursuant to the Offer, (c) waive the Minimum Condition, (d) add to the conditions set forth in “The Offer — Section 15”, (e) extend the Offer except as set forth in the Merger Agreement or (f) otherwise amend the Offer in a manner materially adverse to the holders of Shares.

The Offer is subject to the conditions set forth in “The Offer — Section 15”, which include, among other things, satisfaction of the Minimum Condition and any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. We believe the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 29,589,468. The Company’s directors and executive officers, collectively beneficially owned as of February 28, 2007, 559,779 Shares (excluding the shares issuable upon exercise of outstanding options and restricted shares), representing approximately 0.95% of the Company’s issued and outstanding Shares as of February 28, 2007, already have agreed to tender such Shares less any Shares subject to a plan pursuant to Rule 10b5-1 under the Exchange Act into the Offer pursuant to the Tender and Support Agreement. See Section 13 entitled “Transaction Documents” of this Offer to Purchase.

If any condition to the Offer is not satisfied on or prior to the Expiration Date, subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, (iii) may terminate or amend the Offer as to Shares not then paid for, provided that any amendment of the Offer in a manner materially adverse to the holders of Shares would require the Company’s approval) and (iv) may, and expressly reserves the right to, waive such condition (other than the Minimum Condition) and purchase all Shares validly tendered prior to the Expiration Date, and not withdrawn.

Except as set forth above, and subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price or amend the Offer in any respect. If we change the percentage of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. For purposes of this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer — Section 4”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, such announcement to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer and acceptance of the Shares tendered in the Offer and not withdrawn, we may, but are not obligated to, include one or more subsequent offering periods to permit additional tenders of Shares (a “Subsequent Offering Period”) if, as of the commencement of each such period, there shall not have been validly tendered and not withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company, in accordance with Section 253(a) of Delaware Law. Pursuant to Rule 14d-11 under the Exchange Act, we may include any Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend any Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in

“The Offer — Section 15”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental approvals. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Section 3 — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares.  To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3 — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three Nasdaq Stock Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Backup Withholding.  Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable Form W-8) before receipt of any payment in order to avoid backup withholding.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 9, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity.  We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 9, 2007, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer — Section 3” at any time before the Expiration Date.

If we include any Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain Tax Considerations.

The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, we recommend that you consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain stockholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer — Section 3 — Backup Withholding”.

6.	Price Range of Shares; Dividends.

Price Range of Shares; Dividends.

The Shares are listed and principally traded on Nasdaq under the symbol HYSL. The following table sets forth for the periods indicated the high and low sales prices per Share on Nasdaq as reported in published financial sources (as adjusted to reflect the three-for-two stock dividend on December 19, 2005):

	High	Low

Fiscal year ended June 30, 2005
First Quarter	29.17	20.77
Second Quarter	31.33	22.99
Third Quarter	34.30	28.92
Fourth Quarter	32.51	24.85
Fiscal year ended June 30, 2006
First Quarter	32.67	27.07
Second Quarter	36.00	34.78
Third Quarter	37.17	32.00
Fourth Quarter	34.04	26.65
Fiscal year ending June 30, 2007
First Quarter	36.18	27.72
Second Quarter	39.11	33.65
Third Quarter (through February 28, 2007)	45.18	33.40

If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

On February 28, 2007, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares reported on Nasdaq was $42.84 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or Nasdaq reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Oracle, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Oracle, the Purchaser, the Information Agent or the Depositary.

General.  The Company is a Delaware corporation with its principal executive offices located at 5450 Great America Parkway, Santa Clara, California. The Company’s telephone number is (408) 744-9500. The Company is a leading global provider of business performance management software.

Additional Information.  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser and Oracle.

We are a Delaware corporation incorporated on February 27, 2007, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of our principal executive offices is (650) 506-7000. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. We are a wholly-owned subsidiary of Oracle.

Oracle is a Delaware corporation incorporated on September 9, 2005, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of Oracle’s principal executive offices is (650) 506-7000. Oracle was initially formed as a direct wholly-owned subsidiary of Oracle Systems Corporation, a Delaware Corporation. Prior to January 31, 2006, Oracle’s name was Ozark Holding Inc. and Oracle Systems Corporation’s name was Oracle Corporation. On January 31, 2006, in connection with the acquisition of Siebel Systems, Inc., a wholly-owned subsidiary of Oracle was merged with and into Oracle Systems Corporation, with Oracle Systems Corporation surviving as a wholly-owned subsidiary of Oracle. As a result, Oracle became the parent company of Oracle Systems Corporation, and the changes to the names of Oracle and Oracle Systems Corporation were effected.

Oracle is the world’s largest enterprise software company. Through its subsidiaries, Oracle develops, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations. Oracle’s goal is to offer customers scalable, reliable, secure and integrated database, middleware and applications software that provides transactional efficiencies, adapts to an organization’s unique needs, and allows better ways to access and manage information at a low total cost of ownership.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Oracle and the Purchaser and certain other information are set forth on Annex I hereto.

Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Oracle, the Purchaser and, to Oracle’s and the Purchaser’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Oracle, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Oracle, the Purchaser and, to Oracle’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Oracle, the Purchaser and, to Oracle’s and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Oracle, the Purchaser, their subsidiaries or, to Oracle’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Oracle, the Purchaser, their subsidiaries or, to Oracle’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information.  Oracle is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Oracle is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Oracle. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer — Section 8”.

10.	Source and Amount of Funds.

We estimate that we will need approximately $3.3 billion to purchase all of the outstanding shares pursuant to the offer and to pay all related fees and expenses. As of November 30, 2006, Oracle and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $7.8 billion. Oracle will contribute or otherwise cause funds to be advanced to enable us to consummate the offer. We expect to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all shares in the Offer. The Offer is not conditioned upon any financing arrangements.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of the Purchaser or Oracle takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Oracle or its affiliates or representatives did not participate.

As part of the continuous evaluation of its businesses and plans, Oracle regularly considers a variety of strategic options and transactions. From time to time, Oracle has considered a variety of potential strategic transactions in the business intelligence and performance management software segment.

On December 8, 2006, Charles E. Phillips, Jr, Co-President of Oracle, called Godfrey R. Sullivan, President and Chief Executive Officer of the Company, to express Oracle’s interest in a possible business combination with the Company.

On January 2, 2007, Oracle and the Company entered into a confidentiality agreement to facilitate the sharing of information with respect to their discussions.

During the remainder of January 2007, representatives of Oracle and the Company held a series of preliminary due diligence meetings during which the business, strategy and prospects of the Company as well as preliminary structural matters relating to a possible business combination with Oracle were discussed.

During this period, Messrs. Phillips and Sullivan continued to discuss the structure and terms of a possible business combination between Oracle and the Company. During these discussions, Mr. Sullivan advised Mr. Phillips that price discussions at that time were premature because the Company expected to announce results for the quarter that would be viewed positively by the market. Accordingly, on January 23, 2007, the Company announced results for the quarter that caused the closing price of its stock to increase over 17%, from $34.42 to $40.41. That same day, Mr. Phillips again telephoned Mr. Sullivan and proposed an all-cash acquisition, with a price range of $47.00 to $48.00 per share.

On January 26, 2007, Mr. Phillips contacted Mr. Sullivan and increased the proposed acquisition price to $50.50 per share.

Following lengthy discussions with Mr. Sullivan on February 3, 2007, Mr. Phillips increased the offer price to $52.00 per share.

On February 7, 2007, an exclusivity agreement was executed by Oracle and the Company, accompanied by a non-binding letter of intent indicating a proposed offer price of $52.00 per share. The closing price of the Company’s stock on February 7, 2007 was $42.50.

From February 7 to February 28, 2007, representatives of Oracle and its advisors continued their due diligence investigation of the Company.

On February 7, 2007, Oracle’s legal advisor Davis Polk & Wardwell (“Davis Polk”) delivered a draft of the merger agreement for the transaction to the Company’s legal advisor Skadden, Arps, Slate, Meagher & Flom LLP (“SASMF”). On February 15, 2007, SASMF delivered its comments to the proposed draft of the merger agreement to Davis Polk.

On February 20, 2007, Davis Polk delivered to SASMF a revised draft of the merger agreement and a draft tender and support agreement for the transaction.

Between February 20 and February 28, 2007, Davis Polk, SASMF and representatives of the Company and Oracle and their respective advisors negotiated the proposed merger agreement and tender and support agreement.

On February 28, 2007, the Board of Directors of Oracle convened by telephone conference and unanimously approved the merger agreement and the consummation of the Offer and the Merger. Later that night, before the open of market on March 1, 2007, the Company, Oracle and the Purchaser executed the merger agreement and Oracle, the Purchaser and the other signatories to the tender and support agreement executed such agreement.

On March 1, 2007, Oracle and the Company announced the transaction.

12.	Purpose of the Offer; Plans for the Company; Approval of the Merger; Appraisal Rights

Purpose of the Offer; Plans for the Company.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Oracle is entitled as soon as practicable after consummation of the Offer, to seek representation on the Company Board proportionate to the Purchaser’s ownership of Shares and to seek to have the Company consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger, the outstanding Shares not owned by Oracle, the Company or their respective subsidiaries (including the Purchaser), excluding any restricted Shares and the Dissenting Shares, will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer, without interest.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Oracle will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Oracle currently intends, promptly after consummation of the Offer, to exercise this right and to designate Lawrence J. Ellison, Jeffrey O. Henley, Safra A. Catz, Charles E. Phillips, Jr, Daniel Cooperman and Eric R. Ball, each of whom is an officer of Oracle and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit Oracle to exert substantial influence over the Company’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the then outstanding Shares, we are expected to be merged with and into the Company. Oracle and the Purchaser currently intend, as soon as practicable after consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director or directors of the Purchaser will be the director or directors of the Company. See “The Offer — Section 13 — The Merger Agreement”.

In connection with Oracle’s consideration of the Offer, Oracle has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Oracle. Oracle plans to integrate the Company’s business into Oracle and ensure both customer continuity and support. Product development activities will be accelerated and the combined business should benefit from the substantial scale of Oracle’s existing infrastructure. In addition, the Company’s existing sales activities will be augmented by the sales resources of Oracle. Oracle will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as described above or elsewhere in this Offer to Purchase, Oracle and the Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the location of the Company’s principal place of business, its principal executive office, or a material portion of its business activities, (iv) any change in the present management of the Company or policies of employment, (v) any material change in the Company’s capitalization or dividend policy or indebtedness, (vi) any other material change in the Company’s corporate structure or business, (vii) any material changes in the Company’s present charitable or community contributions or related policies, programs, or practices, or (viii) any material changes in the Company’s present relationship with its suppliers, customers, or the communities in which it operates.

Approval of the Merger.  Under the Delaware Law, the approval of the Company Board is and the affirmative vote of the holders of a majority of the Shares entitled to vote may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger following consummation of the Offer. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the “short-form” merger provisions under the Delaware Law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Oracle intends to cause the Company Board to set the record date for the stockholder approval for a date as soon as practicable after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under Section 262 of the Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the Merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

13.	Transaction Documents.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 8-K filed by Oracle on March 6, 2007 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement.  The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Oracle or Hyperion without consideration to the entirety of public disclosure by Oracle or the Company as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Oracle or the Company will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer — Section 1 — Terms of the Offer” and “The Offer — Section 15 — Conditions of the Offer”.

Merger.  The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” the Purchaser will be merged with and into the Company, and each then outstanding Share (other than restricted shares, Dissenting Shares and Shares owned by the Company, Oracle, the Purchaser or any subsidiary of either the Company or Oracle) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest.

Treatment of Stock Options in the Merger.  The Merger Agreement provides that as of the effective time of the Merger, each option to purchase shares of Common Stock outstanding under any stock option or equity compensation plan or agreement of the Company (collectively, the “Company Stock Plans”) that is outstanding immediately prior to the effective time, whether or not then vested or exercisable, shall be converted automatically into an option to acquire shares of common stock, par value $0.01 per share, of Oracle (“Oracle Stock”), on substantially the same terms and conditions as were applicable under such stock option (including vesting schedule), except that (i) the number of shares of Oracle Stock subject to each such option shall be determined by multiplying the number of shares of Common Stock subject to such stock option immediately prior to the effective time by a fraction (the “Option Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Oracle Stock on Nasdaq over the ten trading days immediately preceding (but not including) the date of the effective time of the Merger (rounded down to the nearest whole share) and (ii) the exercise price per share of Oracle Stock (rounded up to the nearest whole cent) shall equal (x) the per share exercise price for the shares of Common Stock otherwise purchasable pursuant to such stock option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio. The term “Merger Consideration” means an amount in cash equal to the Offer Price, without interest.

Treatment of Restricted Shares; Restricted Share Units and the ESPP in the Merger.  The Merger Agreement provides that as of the effective time of the Merger, each outstanding restricted share award covering restricted shares of Common Stock immediately prior to the effective time of the Merger will be converted automatically into that number of restricted shares of Oracle Stock (each, an “Assumed Restricted Share Award”) on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Oracle Stock subject to each Assumed Restricted Share Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Restricted Share Award immediately prior to the Merger by the Option Exchange Ratio (rounded down to the nearest whole share). The Merger Agreement provides that as of the effective time of the Merger, each outstanding restricted share unit covering shares of Common Stock will be converted automatically into a restricted unit award covering shares of Oracle Stock (each, an “Assumed Restricted Unit Award”) on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Oracle Stock subject to each Assumed Restricted Unit Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Restricted Unit Award immediately prior to the Merger by the Option Exchange Ratio (rounded down to the nearest whole share). Pursuant to the terms of the Merger Agreement, the Company will take such actions as are necessary to cause the exercise of each outstanding purchase right under the Company’s 2005 Employee Stock Purchase Plan (the “Company ESPP”) to occur no less than five business days prior to the initial scheduled expiration of the Offer, to provide that no further purchase period or offering period will commence under the Company ESPP following the date of the Merger Agreement, and to terminate the Company ESPP immediately prior to and effective as of the effective time of the Merger.

Board of Directors.  The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Oracle will be entitled to designate such number of directors on the Company Board as will give Oracle representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of the Shares so accepted for payment and paid for by the Purchaser plus the number of the Shares otherwise owned by the Purchaser or any other subsidiary of Oracle bears to (ii) the number of such Shares outstanding, and the Company will, at such time, cause Oracle’s designees to be so elected or appointed to the Company Board.

Until Oracle and/or the Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company agrees to use its reasonable best efforts to ensure that all of the members of the Company Board and such committees and boards who are not employees of the Company will remain members of the Company Board and such committees and boards. The Company has agreed to take all action necessary to cause the Purchaser’s designees to be elected or appointed to the Company Board as provided above, including increasing the size of the Company Board or obtaining the resignation of current directors. The Company has also agreed to use its reasonable efforts to cause Oracle’s designees to be proportionately represented on each committee of the Company Board and each board of directors of each subsidiary of the Company designated by the Purchaser. Subject to applicable law, the Company has agreed promptly to take all action requested by Oracle necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company has made such mailing with the mailing of the Schedule 14D-9.

Following the election or appointment of the Purchaser’s designees pursuant to provisions described in the preceding paragraph until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Oracle shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action hereunder by Oracle or the Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the indemnification of directors and officers — see “Indemnification; Insurance” below.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Vote Required to Adopt Merger.  Delaware Law requires, among other things, that any plan of merger or consolidation of the Company must be, if the “short-form” merger procedure described below is not available, approved by the Company Board and approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Company Board has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Merger Agreement by the Company’s stockholders, as required if such “short-form” merger procedure is not available. Under the Delaware Law, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the then outstanding Shares entitled to vote. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the then outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

Delaware Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the stockholders of the parent or the subsidiary through a so-called “short form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to the Merger Agreement, the Company granted the Purchaser the 90% Top-Up Option, which subject to the limitations described herein, permits but does not require Oracle to purchase, at a price per Share equal to the price per Share paid in the Offer, a number of Shares that, when added to the number of Shares directly or indirectly owned by Oracle or the Purchaser at the time of exercise of the 90% Top-Up Option would constitute at least one share more than 90% of the Shares then outstanding.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by Delaware Law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (b) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority, and no temporary restraining order, preliminary or permanent injunction or other order or legal restraint shall have been issued, in any case, which prohibits the consummation of the Merger; and (c) the Purchaser shall have previously accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn, provided that this clause (c) shall not be a condition to the obligation of Oracle or the Purchaser to consummate the Merger if the failure to satisfy such condition shall arise from Oracle’s or the Purchaser’s breach of any provision of the Merger Agreement.

Termination of the Merger Agreement.  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the stockholders of the Company:

(a) by mutual written consent of Oracle and the Company;

(b) by either Oracle or the Company if:

(i) the Offer has not been consummated or stockholder approval for the Merger, if required, has not been obtained on or before September 1, 2007 (the “End Date”); provided that the right to terminate the

Merger Agreement pursuant to this clause (i) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by the End Date; or

(ii) any statute, rule or regulation shall have been enacted or promulgated by any governmental authority, or any restraining order or permanent injunction or other order or legal restraint shall have been issued, in any case, that has become final and nonappealable and that makes acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited, or enjoins the Purchaser from accepting for payment of, and paying for, Shares pursuant to the Offer or the Company or Oracle from consummating the Merger;

(c) by Oracle, if (i) an Adverse Recommendation Change (as defined below) shall have occurred; (ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or other contract relating to any Acquisition Proposal (as defined below) or (iii) the Company or any of its representatives shall have willfully and materially breached any of its obligations described below under “Acquisition Proposals”; or

(d) by the Company, if, prior to the acceptance for payment of the Shares under the Offer, the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding definitive agreement in respect of a Superior Proposal (as defined below); provided that the Company shall have paid the Termination Fee (as defined below); and provided further that prior to any termination by the Company, the Company must have given Oracle at least three business days written notice, and within two business days of receipt of such written notification, Oracle must not have made an offer that is determined by the Company Board in good faith after considering the advice of its outside counsel and of a financial advisor of nationally recognized reputation to be at least as favorable to the stockholders of the Company as such Superior Proposal.

Nonsolicitation Obligations.  The Merger Agreement provides that the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, agents or other authorized representatives to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below) or any inquiries or the making of any proposal that would reasonably be expected to lead to any Acquisition Proposal, or, subject the Company Board’s fiduciary duties described below, (a) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (b) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of Delaware Law, or amend or grant any waiver or release or approve any transaction or redeem any Rights under the Rights Agreement except in connection with the transactions contemplated by the Merger Agreement, or (c) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal. Subject to the Company Board’s fiduciary duties described below, the Company Board will not make, withdraw or modify in a manner adverse to Oracle or the Purchaser the Company Board’s recommendation in favor of the Offer, or recommend an Acquisition Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the Shares within 10 business days after the commencement of such offer, or take any action or make any public statement inconsistent with the Company Board’s recommendation in favor of the Offer, or resolve or agree to take any such action (any of the foregoing actions , an “Adverse Recommendation Change”). The Company has agreed to, and to cause its subsidiaries and representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its subsidiaries that was furnished by or on behalf of the Company and its subsidiaries at any time after September 30, 2006 to return or destroy (and confirm destruction of)

all such information. Notwithstanding the foregoing, prior to the acceptance for payment of Shares under the Offer, the Company Board, directly or indirectly through any representative, may (i) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide Acquisition Proposal in writing that the Company Board reasonably believes, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation, constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement with terms not materially less favorable to the Company than those contained in the Company’s confidentiality agreement with Oracle and containing additional provisions that expressly permit the Company to comply with the terms of the non-solicitation provision of the Merger Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes only to Oracle), (iii) following receipt of and on account of such Superior Proposal, make an Adverse Recommendation Change and/or (iv) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iii), only if the Company Board determines in good faith by a majority vote, after considering the advice of outside legal counsel to the Company, that it is necessary or appropriate to take such action to comply with its fiduciary duties under applicable law.

In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will notify Oracle promptly (but in no event later than 24 hours) after receipt by the Company or any of its subsidiaries or representatives of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that, to the knowledge of the Company, is seeking to make or has made after the date of the Merger Agreement an Acquisition Proposal or any other inquiry that would reasonably be expected to lead to an Acquisition Proposal. Thereafter, the Company is required to keep Oracle informed as promptly as practicable of the status and details of any such Acquisition Proposal. The Company is required to provide Oracle with at least 48 hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Acquisition Proposal. The Company is required promptly to provide Oracle with any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party that was not previously provided to Oracle.

The Merger Agreement defines “Acquisition Proposal” as, other than the transactions contemplated by the Merger Agreement, any offer, proposal, inquiry or indication of interest relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold, directly or indirectly, less than 85% of the equity interests in the surviving or resulting entity of such transaction, (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 15% or more of the consolidated assets of the Company (measured by the lesser of book or fair market value thereof), or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Superior Proposal” means any bona fide, written Acquisition Proposal which did not result from a breach of the Merger Agreement made by a third party which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any subsidiary of such third party and the Company, the stockholders of such third party) owning, directly or indirectly, all of the outstanding Shares or all or substantially all of the consolidated assets of the Company and its subsidiaries, and which Acquisition Proposal the Company Board determines in good faith by a majority vote, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation and taking into account all of the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and other conditions to consummation, (i) is more favorable and provides greater value to the Company’s stockholders (other than Oracle and its affiliates) than as provided under the Merger Agreement (including any changes to the terms of the Merger Agreement or the Offer proposed by Oracle in response to such Superior Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party or reasonably determined to be available by the Company Board), and (iii) is reasonably capable of being completed on the terms proposed without unreasonable delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

Fees and Expenses; Termination Fee.  Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

If the Merger Agreement is terminated pursuant to paragraphs (c)(i), (c)(ii) or (d) of subsection “Termination of the Merger Agreement” above, then the Company shall pay to Oracle (by wire transfer of immediately available funds), simultaneously with the occurrence of such termination, a fee equal to $99,000,000 (the “Termination Fee”).

If the Merger Agreement is terminated pursuant to paragraph (b)(i) or (c)(iii) of subsection “Termination of the Merger Agreement” above, and (A) prior to the acceptance for payment of Shares under the Offer, an Acquisition Proposal shall have been made and not withdrawn, and (B) within 12 months following the date of such termination the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement with respect to an Acquisition Proposal which shall have been consummated within 24 months following the date of such termination, then the Company shall pay to Oracle (by wire transfer of immediately available funds), within one business day after such event occurring, the Termination Fee. For purposes of determining whether the Termination Fee is payable, each reference to 15% or 85% in the definition of “Acquisition Proposal” shall be deemed to be 50%.

Conduct of Business by the Company.  The Merger Agreement provides that except for matters expressly contemplated by the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its assets, material intellectual property rights and business organization, maintain in effect all of its material governmental authorizations, keep available the services of its present officers and employees, and maintain satisfactory relationships with its customers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with it. In addition, and without limiting the generality of the foregoing, except for matters expressly contemplated by the Merger Agreement or required by applicable law from the date of the Merger Agreement to the effective time of the Merger, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Oracle:

(a) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock (except for Shares issued in accordance with the Merger Agreement), (iv) purchase, redeem or otherwise acquire any securities, other than repurchases of restricted shares to the extent required to be repurchased pursuant to the terms of the relevant restricted share award as of the date of the Merger Agreement, or (v) take any action that would result in any amendment, modification or change of any term of, or material default under, any indebtedness;

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of any securities, other than (A) the issuance of Shares upon the exercise of stock options or pursuant to the terms of RSUs outstanding on the date of the Merger Agreement, and only if and to the extent required by and in accordance with the applicable equity award’s terms as in effect on the date of the Merger Agreement, (B) grants of stock options to newly hired employees in the ordinary course of business consistent with past practice, with a per share exercise price no less than the then-current market price of the Shares, so long as the aggregate number of Shares subject to such additional stock options does not exceed 50,000 per month, (C) grants of stock options, restricted shares or restricted share units in the ordinary course of business, with a per share exercise price no less than the then-current market price of the Shares (with respect to stock options), pursuant to offer letters dated as of or prior to the date of the Merger Agreement, outstanding as of the date of the Merger Agreement and in the amounts as specified by the Company as of the date of the Merger Agreement, (D) shares issued pursuant to the Company ESPP in accordance with its terms as of the date of the Merger Agreement and past practices, or (E) the issuance of Rights in connection with any issuance of Shares contemplated in clauses (A)-(D) above, or (ii) amend any term of any security (in each case, whether by merger, consolidation or otherwise);

(d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) incur any capital expenditures or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget;

(f) acquire (i) any business or person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (ii) any other assets other than immaterial assets acquired in the ordinary course of business consistent with past practice;

(g) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of any of its material assets or properties except (i) sales of inventory or used equipment in the ordinary course of business consistent with past practice, (ii) permitted liens incurred in the ordinary course of business consistent with past practice, (iii) any license or disposition of intellectual property in the ordinary course of business, and (iv) pursuant to existing contracts made available to Oracle prior to the date hereof;

(h) (i) grant to any current or former director, officer, employee or consultant any increase in compensation, bonus or other benefits, except (A) increases in connection with promotions of non-executive officer employees in the ordinary course of business consistent with past practices, (B) annual merit increases in base salaries of non-executive officer employees in accordance with past practices so long as such increases do not exceed 2% of the aggregate current annualized base salaries of all non-executive officer employees, (C) increases required under applicable law or existing employee plans, (ii) grant to any current or former director, officer, employee or consultant any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course to the extent required under applicable law or existing employee plans, (iii) establish, adopt, or enter into any employee plan (other than offer letters for “at will” employment without severance benefits) or collective bargaining or works council agreement, or amend (except as would not reasonably be expected to materially increase any benefit payable thereunder or any administrative expense thereof, or as required under the terms of any collective bargaining or works council agreement as of the date hereof) any employee plan or collective bargaining agreement, (iv) take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, or (v) make any person a beneficiary of any retention or severance plan under which such person is not as of the date of the Merger Agreement a beneficiary which would entitle such person to payments, vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by the Merger Agreement and/or termination of employment;

(i) except as required by GAAP (as authorized to by the Company’s independent auditor), write-down any of its material assets, including any intellectual property, or make any material change in any method of accounting principles, method or practices, except for any such change required by reason of a concurrent change in GAAP or applicable law (as authorized to by the Company’s independent auditor);

(j) (i) repurchase, prepay or incur any indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other person;

(k) enter into any contract, or relinquish or terminate any contract or other right, in any individual case with an annual value in excess of $500,000 or an aggregate value in excess of $1,500,000, other than (A) entering into software license agreements where the Company or any of its subsidiaries is the licensor in the ordinary course of business consistent with past practices, (B) service or maintenance contracts entered into in the ordinary course of business consistent with past practices pursuant to which the Company or any of its subsidiaries is providing services to customers, (C) termination of leases in connection with restructuring or otherwise that do not have a material adverse impact on the business of the Company or any of its subsidiaries, (D) non-exclusive distribution, marketing, reselling or consulting agreements entered into in the ordinary course of business consistent with past practices that provide for distribution of a software product by a third party, or (E) non-exclusive OEM agreements entered into in the ordinary course of business consistent with past practices that are terminable without penalty within twelve months;

(l) agree to any exclusivity, non-competition or similar provision or covenant restricting the Company or any of its subsidiaries from competing in any line of business or with any person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect on Oracle or any of its affiliates after the consummation of the Offer or the Merger;

(m) make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file claims for material tax refunds, enter into any closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability, or take any action as part of, or in connection with, any restructuring for tax purposes (including, without limitation, any material transfer of intellectual property or other assets to or among affiliates outside of the ordinary course of business), except for such transfers made after 45 days after the date of the Merger Agreement after consultation in good faith with Oracle;

(n) institute, settle, or agree to settle any proceeding or other litigation pending or threatened before any arbitrator, court or other governmental authority; or

(o) authorize, resolve, commit or agree to take any action referred to in this section “Conduct of Business by the Company”.

Indemnification; Insurance.  In the Merger Agreement, Oracle and the Purchaser have agreed that all rights to indemnification for all acts or omissions occurring prior to the effective time of the Merger now existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Persons”) as provided in their respective certificates of incorporation, by-laws or indemnification agreements will survive the Merger and will continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; subject to any limitation imposed from time to time under applicable law.

Prior to the Effective time, the Company or Oracle will purchase a director and officer “tail” policy in respect of acts or omissions occurring prior to the effective time of the Merger covering each Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy for six years on terms with respect to coverage and amount at least as, and not materially more, favorable than those of such policy in effect on the date of the Merger Agreement, and with an aggregate premium not to exceed 200% of the amount per annum the Company paid in respect of its last annual policy period.

Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company and Oracle have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement; provided that nothing in the Merger Agreement will require Oracle or any of its subsidiaries to, nor shall the Company or any of its subsidiaries without the prior written consent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Oracle, the Company or any of their respective subsidiaries, and Oracle will not be required to litigate or participate in the litigation of any proceeding, whether judicial or administrative, brought by any governmental authority or appeal any order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or seeking to obtain from Oracle or any of its subsidiaries any damages in connection therewith, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Oracle or any of their respective affiliates of all or any portion of the business, assets or any product of the Company or any of its subsidiaries or Oracle or any of its subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business, assets or any product of the Company or any of its subsidiaries or Oracle or any of its subsidiaries, in each case as a result of or in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking, directly or indirectly, to impose or confirm limitations on the ability of Oracle or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Shares or any shares of common stock of the surviving corporation in the Merger, including the right to vote the Shares or the shares of common stock of the surviving corporation on all matters properly presented to the stockholders of the Company or the surviving corporation, respectively, (iv) seeking to require divestiture by Oracle or any of its affiliates of any Shares or any business or assets of the Company or its Subsidiaries or Oracle or its Subsidiaries, or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Oracle of the transactions contemplated hereby.

Each of Oracle and the Company has agreed to give prompt notice to the other if it obtains any knowledge of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) any proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to specified representations and warranties of the Company, or that relate to the consummation of the transactions contemplated by the Merger Agreement, (iv) any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during the term hereof that could reasonably be expected to cause specified conditions to the Offer not to be satisfied, and (v) any failure of the Company to comply with or satisfy any covenant, condition or agreement contained in the Merger Agreement to be complied with or satisfied by it that could reasonably be expected to cause specified conditions of the Offer not to be satisfied.

Rights Agreement.  Prior to the execution of the Merger Agreement, the Company amended the Rights Agreement to render the Rights inapplicable to the Merger, the 90% Top-Up Option and the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby. Pursuant to the Merger Agreement, the Company has agreed to take all further actions reasonably requested by Oracle in order to render the Rights inapplicable to the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties.

Tender and Support Agreement

The following is a summary of the Tender and Support Agreement, a form of which has been filed as Exhibit 2.2 to the Form 8-K filed by Oracle on March 6, 2007, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Oracle and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with each of Jeff Rodeck, Henry R. Autry, Nanci E. Caldwell, Terry H. Carlitz, Yorgen H. Edholm, Gary G. Greenfield, John S. Riccitiello, Godfrey R. Sullivan, Maynard G. Webb, Mark Cochran, Robert Gersten, Heidi Melin, Jon Temple and Robin Washington who constitute all of the directors and executive officers of the Company (collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders beneficially owned as of February 28, 2007, 559,774 Shares (excluding shares issuable upon exercise of outstanding options and restricted shares), representing approximately 0.95% of the Company’s outstanding Shares as of February 28, 2007.

Pursuant to the Tender and Support Agreement, each of the Supporting Stockholders has agreed to tender, or cause the tender of, all of the outstanding Shares beneficially owned by the Supporting Stockholder (other than restricted shares or any shares subject to any plan pursuant to Rule 10b5-1 under the Exchange Act) (the “Tender Shares”) in the Offer promptly, but in any event no later than ten business days after the commencement of the Offer. Each Supporting Stockholder has agreed that once his Tender Shares are tendered, he or she will not withdraw, and will not permit the withdrawal of, any of such Tender Shares from the Offer, unless and until (i) the Offer shall have been terminated by the Purchaser in accordance with the terms of the Merger Agreement, or (ii) the Tender and Support Agreement shall have been terminated in accordance with its terms.

The Tender and Support Agreement also provides that if any outstanding Shares owned by a Supporting Stockholder have not been previously accepted for payment and paid for by the Purchaser pursuant to the Offer, each Supporting Stockholder agrees to vote, or cause such Shares to be voted, in favor of the Merger and against any agreement or arrangement related to an Acquisition Proposal or any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company. Each Supporting Stockholder also agreed that he or she will not: (a) sell, transfer, pledge, assign or otherwise dispose of, his or her Shares, subject to certain limited exceptions described in the Tender and Support Agreement, (b) enter into or otherwise subject his or her Shares to any voting agreement, with respect to his or her Shares; or (c) take any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement or the transactions contemplated by the Tender and Support Agreement.

The Tender and Support Agreement will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Confidentiality Agreement

On January 2, 2007, the Company and Oracle entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Oracle agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between Oracle and the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference.

14.	Dividends and Distributions.

As discussed in Section 13 above, pursuant to the Merger Agreement, without the prior approval of Oracle or as otherwise contemplated in the Merger Agreement, the Company has agreed not (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock (except for Shares issued in accordance with the Merger Agreement), (iv) purchase, redeem or otherwise acquire any securities, other than repurchases of restricted shares to the extent required to be repurchased pursuant to the terms of the relevant restricted share award as of the date of the Merger Agreement, or (v) take any action that would result in any amendment, modification or change of any term of, or material default under, any indebtedness.

15.	Conditions of the Offer.

Notwithstanding any other term of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of, or the payment for, any tendered Shares, and may terminate or amend the Offer as to Shares not then paid for, if at or prior to the Expiration Date, (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period under the HSR Act and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or (iii) any of the following conditions exists:

(a) there shall be instituted or pending any action or proceeding by any governmental authority, (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Oracle or the Purchaser or the consummation of the Offer or the Merger or seeking to obtain material damages in connection therewith, (ii) seeking to restrain or prohibit Oracle’s ownership or operation (or that of its affiliates) of all or any portion of the business, assets or products of, Oracle, the Company or their respective subsidiaries or to compel Oracle or any of its affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of, Oracle, the Company or their respective subsidiaries, (iii) seeking, directly or indirectly, to impose or confirm material limitations on the ability of Oracle or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Shares or the shares of common stock of the Surviving Corporation acquired or owned by Oracle, the Purchaser or any of Oracle’s other affiliates on all matters properly presented to the Company’s stockholders, (iv) seeking to require divestiture by Oracle, the Purchaser or any of Oracle’s other affiliates of any Shares, or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer; or

(b) there shall have been any action taken, or any applicable law shall have been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act or any non-U.S. antitrust law or any requirement for affirmative approval of a governmental authority under any non-U.S. antitrust law, that, in the good faith judgment of Oracle, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) (i) any of the representations and warranties of the Company contained in Section 5.05(a) or Section 5.05(c) of the Merger Agreement [Capitalization] shall not be true in all but de minimis respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in but de minimis respects as of such specified date), (ii) any of the representations and warranties of the Company contained in the following sections of the Merger Agreement: Sections 2.02(a)(i) [Company Action], 5.02 [Corporate Authorization], 5.04(i) [Non-contravention] and 5.26 [Antitakeover Statutes; Rights Agreement], disregarding any materiality or Company Material Adverse Effect (as defined below) qualifications contained in any such representation or warranty, shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all material respects as of such specified date), or (iii) any of the other representations and warranties of the Company contained in the Merger Agreement, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, shall not be true in all respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all respects as of such specified date); provided that the condition set forth in this clause (c)(iii) will be deemed to have been satisfied unless the individual or aggregate impact of the failure to be true of the representations and warranties of the Company contained in the Merger Agreement would reasonably be expected to have a Company Material Adverse Effect; provided further that in determining whether a Company Material Adverse Effect would result, any inaccuracies in the representations and warranties set forth in Sections 5.04(iii) and 5.04(iv) of the Merger Agreement [Non-contravention] that would cause an adverse effect otherwise excluded by clause (A) of the definition of Company Material Adverse Effect (as defined below) shall be taken into account; or

(d) the Company shall have breached or failed to perform in any material respects any of its obligations under the Merger Agreement and such breach or failure to perform shall not have been cured to the good faith satisfaction of Oracle; or

(e) any change or development shall have occurred following the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(f) (i) an Adverse Recommendation Change shall have occurred and not been withdrawn, or (ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or contract (other than a confidentiality agreement contemplated by the Merger Agreement) relating to any Acquisition Proposal and such announcement shall not have been withdrawn and such letter, memorandum of understanding or contract shall remain in effect; or

(g) it shall have been publicly disclosed that (i) any Third Party shall have acquired beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Company Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Company Shares), other than acquisitions for bona fide arbitrage purposes only; or

(h) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Oracle and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Oracle or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Oracle or the Purchaser. The failure by Oracle or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The term “Company Material Adverse Effect” means a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, excluding any such effect resulting from or arising out of (A) any adverse effect (including any loss of or adverse change in the relationship of the Company and its subsidiaries with their respective employees, customers, distributors, licensors, partners, suppliers or similar relationship) arising out of or related to the announcement, pendency or consummation of the Offer or the Merger, (B) general economic, market or political conditions (including acts of terrorism or war or other force majeure events) that do not disproportionately affect the Company and its subsidiaries, taken as a whole, (C) general conditions in the industry in which the Company and its subsidiaries operate that do not disproportionately affect the Company and its subsidiaries, taken as a whole, (D) any changes (after the date of the Merger Agreement) in GAAP or applicable law, (E) any failure of the Company or any of its subsidiaries to take any action as a result of Oracle’s refusal to grant its consent to such action pursuant the Merger Agreement (See “Conduct of Business by the Company” in Section 13), (F) any failure of the Company to meet internal or analysts’ expectations or projections (it being understood that, except as set forth in clauses (A), (B), (C), (D), (E), (G) or (H) of the definition of Company Material Adverse, any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred), (G) any legal proceeding made or brought by any holder of Shares (on any holder’s own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated thereby (including the Offer and the Merger), or (H) any information or adverse effect arising out of or related to the Company’s compliance with its covenant to cooperate with Oracle with respect to Oracle’s ongoing investigation of the Company’s software products and to take any actions reasonably requested by Oracle with respect to the remediation of any such software products.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust in the United States”, “Antitrust in Austria”, “Antitrust in Germany” and “Other Foreign Competition Low Filings”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 15”.

Delaware Law.  In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate thereof) from engaging in a “business combination” (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless, among other exceptions, before such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. On February 28, 2007, the Company Board approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). Accordingly, Section 203 of Delaware Law does not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp.,  the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15”.

Antitrust in the United States.  Under the HSR Act and rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

We are required to file a Notification and Report Form under the HSR Act, which filing is required to be made on or before March 14, 2007 pursuant to the Merger Agreement. Currently, we expect to file the Notification and Report Form on Monday, March 12, 2007, or as promptly thereafter as practical. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Oracle’s form is filed unless early termination of the waiting period is granted. If the 15th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York city time, 10 days after our substantial compliance with such request. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Antitrust in Austria.  Under the provisions of the Austrian Cartel Act 2005 (Kartellgesetz 2005 — “KartG”), the acquisition of Shares pursuant to the Offer may be consummated if the Statutory Parties (Amtsparteien) within the meaning of the KartG have either waived any request for in-depth examination of the transaction, or notified the Purchaser that they have not requested an in-depth examination of the transaction. In case such an in-depth examination has been requested, the acquisition of Shares pursuant to the Offer may be consummated if the Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court has discontinued the examination proceedings. The written notification by the Statutory Parties of the waiver or of the fact that they have not requested an in-depth examination, or the approval or dismissal of the request by the Cartel Court, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares pursuant to the Offer.

Antitrust in Germany.  Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Oracle of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Oracle within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Oracle within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

We are required to file the German Notification on or before March 14, 2007 pursuant to the Merger Agreement. Currently, we expect to file the German Notification on Monday, March 12, 2007, or as promptly thereafter as practical. As a result, we do not expect the one-month waiting period in Germany to expire prior to April 11, 2007 and expect to be required to extend the initial scheduled expiration date of the Offer prior to satisfaction of the conditions to the Offer in respect of termination of all waiting periods or receipt of all approvals under applicable antitrust laws. See “The Offer — Section 1 — Terms of the Offer”.

Other Foreign Competition Law Filings.  Based upon our examination of publicly available information and other information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15.”

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. Federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

17.	Fees and Expenses.

We have retained Georgeson Inc. to act as the information agent and Citibank, N.A. to act as the depositary in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. Federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Oracle or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC on March 9, 2007 a Tender Offer Statement on Schedule TO (the “Schedule TO”), together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9” of this Offer to Purchase.

HOTROD ACQUISITION CORPORATION

March 9, 2007

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Oracle are set forth below. The business address of each director and officer is Oracle Corporation, 500 Oracle Parkway, Redwood City, CA 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Oracle and, prior to January 31, 2006, with Oracle Systems Corporation. Effective January 31, 2006, as part of the reorganization described in Section 9 of the Offer to Purchase through which Oracle Systems Corporation became a wholly-owned subsidiary of Oracle, all of the directors of Oracle Systems Corporation were elected directors of Oracle. Concurrently, all of the executive officers of Oracle Systems Corporation were appointed executive officers of Oracle with the same titles.

Neither Oracle nor any of the directors and officers of Oracle listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States, except for Sergio Giacoletto, who is a citizen of Switzerland, Derek H. Williams, who is a citizen of the United Kingdom, and Juergen Rottler, who is a citizen of Germany.

Directors of Oracle are identified by “DO”. Executive officers of Oracle are identified by “EOO”.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Jeffrey S. Berg DO	59	Mr. Berg has served as a director since February 1997. He has been an agent in the entertainment industry for over 35 years and the Chairman and Chief Executive Officer of International Creative Management, Inc., a talent agency for the entertainment industry, since 1985. He has served as Co-Chair of California’s Council on Information Technology and was President of the Executive Board of the College of Letters and Sciences at the University of California at Berkeley. He is on the Board of Trustees of the Anderson School of Management at the University of California at Los Angeles.
H. Raymond Bingham DO	61	Mr. Bingham has served as a director since November 2002. He is a Managing Director of General Atlantic LLC, a global private equity firm. He was Executive Chairman of the Board of Directors of Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005 and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004 and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a director of KLA Tencor Corporation and Flextronics International Ltd.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Keith G. Block EOO	45	Mr. Block has been Executive Vice President, North America Sales and Consulting since September 2002 and Executive Vice President, North America Consulting since February 2002. He served as Senior Vice President of North America Commercial Consulting and Global Service Lines from June 1999 until January 2002. He served as Senior Vice President of the Commercial Consulting Practice from April 1999 until May 1999. Mr. Block was Group Vice President, East Consulting from June 1997 until March 1999. Prior to joining Oracle in 1986, Mr. Block was a Senior Consultant at Booz, Allen and Hamilton.
Michael J. Boskin DO	61	Dr. Boskin has served as a director since April 1994. He is the Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University, where he has been on the faculty since 1971. He is Chief Executive Officer and President of Boskin & Co., Inc., a consulting firm. He was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr. Boskin also serves as a director of Exxon Mobil Corporation and Vodafone Group, PLC.
Safra Catz DO, EOO	45	Ms. Catz has been Chief Financial Officer since November 2005 and a President since January 2004. She has served as a director since October 2001. She was Interim Chief Financial Officer from April 2005 until July 2005. She served as an Executive Vice President from November 1999 to January 2004 and Senior Vice President from April 1999 to October 1999.
Daniel Cooperman EOO	56	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary since February 1997. Prior to joining Oracle, he had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office.
Lawrence J. Ellison DO, EOO	62	Mr. Ellison has been Chief Executive Officer and a director since he founded Oracle in June 1977.
Hector Garcia-Molina DO	53	Mr. Garcia-Molina has served as a director since October 2001. He has been the Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University since October 1995 and served as Chairman of the Department of Computer Science from January 2001 to December 2004. He has been a professor at Stanford University since January 1992. From August 1994 until December 1997, he was the Director of the Computer Systems Laboratory at Stanford University. Mr. Garcia-Molina also serves as a director of Kintera Inc.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Sergio Giacoletto EOO	57	Mr. Giacoletto has been Executive Vice President, Europe, Middle East and Africa Sales and Consulting since June 2000 and Senior Vice President, Business Solutions since November 1998. He was Vice President, Alliances and Technology from March 1997 to November 1998. Before joining Oracle, he had been President of AT&T Solutions for Europe since August 1994. Previously, he spent 20 years with Digital Equipment Corporation in various positions in European marketing and services. Mr. Giacoletto is also a non-executive director of CSR plc.
Jeffrey O. Henley DO, EOO	62	Mr. Henley has served as the Chairman of the Board since January 2004 and as a director since June 1995. He served as an Executive Vice President and Chief Financial Officer from March 1991 to July 2004. Prior to joining Oracle, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991. He also serves as a director of CallWave, Inc.
Jack F. Kemp DO	71	Mr. Kemp has served as a director since December 1996 and previously served as a director of Oracle from February 1995 until September 1996. He is the chairman of Kemp Partners, a strategic consulting firm he founded in July 2002. From July 2004 to February 2005, Mr. Kemp was a Co-Chairman of FreedomWorks Empower America, a non-profit grassroots advocacy organization. From January 1993 until July 2004, Mr. Kemp was Co-Director of Empower America, which merged with Citizens for a Sound Economy to form FreedomWorks Empower America. Mr. Kemp served as a member of Congress for 18 years and as Secretary of Housing and Urban Development from February 1989 until January 1993. In 1996, Mr. Kemp was the Republican candidate for Vice President of the United States. Mr. Kemp also serves as a director of Hawk Corporation, CNL Hotels and Resorts, Inc., InPhonic, Inc, Six Flags, Inc. and Worldspace, Inc.
Donald L. Lucas DO	76	Mr. Lucas has served as a director since March 1980. He was Chairman of the Board from October 1980 to May 1990. He has been a self-employed venture capitalist since 1960. He also serves as a director of Cadence Design Systems Inc., DexCom, Inc., Vimicro International Corporation and 51 job, Inc.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Charles E. Phillips, Jr DO, EOO	47	Mr. Phillips has been a President and has served as a director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development, from May 2003 to January 2004. Prior to joining Oracle, Mr. Phillips was with Morgan Stanley & Co. Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc. and Morgan Stanley.
Juergen Rottler EOO	40	Mr. Rottler has been Executive Vice President, Oracle Support and Oracle On Demand since September 2004. Prior to joining Oracle, he served as Senior Vice President, Public Sector, Customer Solutions Group at Hewlett-Packard Company (‘‘HP”), from December 2003 to September 2004, where he was responsible for HP’s worldwide Public Sector, Health and Education business. Mr. Rottler was Vice President, HP Services Worldwide Sales and Marketing from May 2003 to December 2003, Vice President, HP Services Worldwide Marketing, Strategy and Alliances from May 2002 to May 2003 and Vice President and General Manager, HP Services North America from April 2000 to May 2002.
Charles A. Rozwat EOO	59	Mr. Rozwat has been Executive Vice President, Server Technologies since November 1999 and served as Senior Vice President, Database Server from December 1996 to October 1999. He served as Vice President of Development from December 1994 to November 1996. Prior to joining Oracle, he spent 17 years in various positions at Digital Equipment Corporation.
Naomi O. Seligman DO	68	Ms. Seligman has been a director since November 2005. Since June 1999, she has been a senior partner at Ostriker von Simson, a technology research firm which chairs the CIO Strategy Exchange, a forum which brings together vital quadrants of the IT sector. Previously, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by 100 chief information officers from major global corporations. Ms. Seligman also serves as a director of The Dun & Bradstreet Corporation, Sun Microsystems, Inc. and Akamai Technologies, Inc.
Derek H. Williams EOO	62	Mr. Williams has been Executive Vice President and Chairman of Asia Pacific since June 2006. He served as Executive Vice President, Asia Pacific Sales and Consulting from October 2000 to June 2006 and Senior Vice President, Asia Pacific from July 1993 to October 2000. He served as Vice President, Asia Pacific from April 1991 to July 1993. Mr. Williams joined Oracle United Kingdom in October 1988 and served as Regional Director, Strategic Accounts from October 1988 to April 1991.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Oracle Corporation, 500 Oracle Parkway, Redwood City, CA 94065. Neither the Purchaser nor any of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Eric R. Ball	43	Mr. Ball has been the Chief Financial Officer and Treasurer of Purchaser since February 27, 2007. Mr. Ball has been Vice President and Treasurer of Oracle since January 2006. From May 2001 until April 2005, he was Assistant Treasurer of Flextronics International Ltd.
Daniel Cooperman	56	Mr. Cooperman has been the President, Chief Executive Officer and sole director of Purchaser since February 27, 2007. Please see above under ‘‘Directors and Executive Officers of Oracle” for current principal occupation with Oracle and for five-year employment history.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail:	By Overnight Mail:
Computershare	Computershare
Attn: Corporate Actions -	Attn: Corporate Actions -
Voluntary Offer	Voluntary Offer
P.O. Box 43011	250 Royall Street
Providence RI 02940-3011	Canton MA 02021

By Facsimile Transmission
(For Eligible Institutions Only):
(617) 360-6810

Confirm Facsimile Transmission:
(781) 575-2332

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others Call Toll-Free:
(866) 425-7129
E-mail: orclinfo@georgeson.com